

September 4, 2014

<u>Via E-mail</u>
Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital Product Partners L.P.
3 Iassonos Street
Piraeus
18537 Greece

> **Re: Capital Product Partners L.P.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 1-33373**

Dear Mr. Lazaridis:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Risk Factors, page 10</u>
<u>Our vessels may call on ports located in countries that are subject to restrictions and sanctions…,
page 34</u>

1. You state that in 2013 none of your vessels made port calls in Cuba or Syria, but you make no statement about port calls in Sudan. Please tell us whether any of your vessels made port calls in Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Andrew Mew
       Assistant Director (Acting)
       Division of Corporation Finance